Exhibit 99.2

ELBIT MEDICAL IMAGING ANNOUNCES THE RESULTS OF A
PUBLIC OFFERING OF NOTES IN ISRAEL

Tel Aviv, Israel, September 26, 2007 - Elbit Medical Imaging Ltd. ("EMI") (NASDAQ: EMITF), announced today that it has successfully completed a public offering in Israel of Series E and Series F Notes of EMI pursuant to EMI's offering prospectus dated September 11, 2007 and the complementary notice dated September 24, 2007 which constitute part of the offering prospectus (collectively, the "Prospectus").

In the Prospectus, EMI offered to the public (i) 66,375 units consisting of Series E Notes ("Series E Units") in an aggregate principal amount of approximately NIS 66.375 million (each Series E Unit consists of NIS 1,000 par value Series E Notes); and (ii) 461,625 units consisting of Series F Notes ("Series F Units") in an aggregate principal amount of NIS 461.625 million (each Series F Unit consists of NIS 1,000 par value Series F Notes).  The offerings were conducted in two separate tenders. Series E Units were offered by a tender on the annual interest rate borne by Series E Notes which could not have exceeded 6.3%. Series F Units were offered by a tender on the annual interest rate borne by Series F Notes which could not have exceeded 5.7%.

In the context of the offering of Series E Notes, EMI has received 105 orders for the purchase of 103,725 Series E Units out of which 50,625 Series E Units were received from the public and 53,100 Series E Units were received from classified investors. The annual interest rate was set to 6.3% (the "Determined Interest Rate").  Accordingly, EMI will issue 66,375 Series E Note Units as follows:

(i)
8 orders received from classified investors for the purchase of 11,900 Series E Units in which the proposed interest rate was below the Determined Interest Rate were accepted in full. Thus, these classified investors will be issued 11,900 Series E Units.

(ii)
14 orders received from classified investors for the purchase of 41,200 Series E Units in which the proposed interest rate was equal to the Determined Interest Rate were partially accepted. Thus, each such classified investor will receive approximately 19.01% of its order (and such classified investors will be issued in the aggregate 7,831 Series E Units).

(iii)	63 orders received from the public for the purchase of 46,644 Series E Units in which the proposed interest rate was below the Determined Interest Rate were accepted in full.

(iv)	20 orders received from the public for the purchase of 3,982 Series E Units in which the proposed interest rate was equal to the Determined Interest Rate were not accepted.

The immediate gross proceeds to EMI from the offering of Series E Note Units totaled approximately NIS 66.375 million.

In the context of the offering of Series F Notes, EMI has received 754 orders for the purchase of 336,261 Series F Units out of which 40,394 Series F Units were received from the public and 295,867 Series F

Units were received from classified investors. The annual interest rate was set to 5.7% (the "Determined Interest Rate").  Accordingly, EMI will issue 336,261 Series F Note Units as follows:

(i)
46 orders received from classified investors for the purchase of 295,867 Series F Units in which the proposed interest rate was equal to or below the Determined Interest Rate were accepted in full. Thus, these classified investors will be issued 295,867 Series F Units.

(ii)	510 orders received from the public for the purchase of 31,539 Series F Units in which the proposed interest rate was below the Determined Interest Rate were accepted in full.

(iii)	198 orders received from the public for the purchase of 8,855 Series F Units in which the proposed interest rate was equal to the Determined Interest Rate were accepted in full.

The immediate gross proceeds to EMI from the offerings of Series E and Series F Notes totaled approximately NIS 402.636 million (approximately $99.81 million).

The issue of the Series E and Series F Notes is expected to be completed on September 30, 2007.

Series E and Series F Notes, discussed above, will be listed for trade on the Tel Aviv Stock Exchange (the “TASE”).

EMI thanks the investing public for its responsiveness to the offerings.

The securities discussed above have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006,  filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com

Dudi Machluf, CFO
Elbit Medical Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com